February 14, 2019

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Erin Jaskot and Mr. Jeffrey Gabor

Re: American BriVision (Holding) Corporation

Registration Statement on Form S-1

Submitted on November 14, 2018

File No. 333-228387

Dear Ms. Erin Jaskot and Mr. Jeffrey Gabor:

Please find below our responses to the questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated December 6, 2018 (the “Comment Letter”) relating to the registration statement on Form S-1 (the “Registration Statement”), which was submitted to the Commission by American BriVision (Holding) Corporation (the “Company” or “we”) on November 14, 2018.

The Company’s responses are numbered to correspond to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated.

We have also updated the Registration Statement on Form S-1/Amendment No. 1 (“Amendment No. 1”) which is submitted to the Commission simultaneously together with this letter. We would like to bring to your attention that in Amendment No. 1 we seek registration of the Series A Convertible Preferred Stock as opposed to our common stock. The material terms of the Series A Convertible Preferred Stock are described in Amendment No. 1.

Cover Page

Comment

1. Please revise your cover page to explain that there is no established public trading market for your common stock and prices on the OTCQB may not be indicative of the market price of your common stock on Nasdaq.

Response:

We have revised the cover page in accordance with the Staff’s comment to include the explanation that there is no established public trading market for our common stock and prices on the OTCQB may not be indicative of the market price of our common stock on Nasdaq. Please note that we are seeking registration of the Series A Convertible Preferred Stock as opposed to our common stock. Please see the cover page of Amendment No. 1.

Comment:

2. We note that this is a firm commitment offering. Please identify the lead underwriter(s) on the prospectus cover page. Please note that we may defer further review of any amendment to your registration statement that does not include the name(s) of the lead underwriter(s).

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1185 Avenue of the Americas | 37th Floor | New York, NY | 10036

T (212) 930 9700 | F (212) 930 9725 | WWW.SRF.LAW

Response:

We had discussions with Boustead Securities LLC (the “Underwriter”) about this offering. And both the Underwriter and us have agreed that this offering will be conducted on a “best efforts” basis and the securities to be offered to the public will be the Series A Convertible Preferred Stock as opposed to our common stock. Please see the cover page of Amendment No.1 where we identify the Underwriter.

Mergers, page iii

Comment:

3. We noted that this prospectus assumes that both the BioLite and BioKey mergers were completed as of the date of this prospectus and gives effect to the mergers. Please confirm that you will not seek effectiveness until completion of the mergers or revise the filing so it does not assume the mergers have been completed.

Response:

The BioLite and BioKey mergers consummated on February 8, 2019. The Company is in the process of distributing shares of its common stock to the shareholders of BioLite and BioKey pursuant to the registration statement on a form S-4 dated January 16, 2019 which became effective by operation of law on or about February 5, 2018. We have revised the Registration Statement to provide updates on the two mergers. Please refer to page iii of Amendment No. 1.

General

Comment:

4. Please update the financial statements and financial information included in the filing in accordance with Rule 8-08 of Regulation S-X.

Response:

The Company has updated the financial statements and financial information in accordance with Rule 8-08 of Regulation S-X. Please see Amendment No. 1.

Should you have any questions regarding the foregoing, please do not hesitate to contact the Company’s counsel, Jay Kaplowitz, Esq., David Manno, Esq. and Huan Lou, Esq. of Sichenzia Ross Ference LLP at (212) 930-9700.

Very truly yours,

By:	/s/ Jay Kaplowitz
Name:	Jay Kaplowitz
On behalf of American BriVision (Holding) Corporation

2

1185 Avenue of the Americas | 37th Floor | New York, NY | 10036

T (212) 930 9700 | F (212) 930 9725 | WWW.SRF.LAW